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John K. Knight

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212-450-4597 tel 212-701-5597 fax john.knight@davispolk.com

August 26, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GHL Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 14, 2009
File No. 001-33963

Dear Mr. Spirgel:

On behalf of GHL Acquisition Corp. (“GHQ”), we are submitting GHQ’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) made in the letter dated August 21, 2009 from Larry Spirgel, Assistant Director of the SEC, to Scott L. Bok, Chairman and Chief Executive Officer of GHQ, regarding the above-mentioned preliminary proxy statement.

This letter and GHQ’s amended proxy statement are being filed electronically with the SEC today.  In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the amended proxy statement marked to indicate changes from the version filed on August 14, 2009.

Page references in our responses correspond to the version of the proxy statement that is being filed today, however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination.  Please note that, for the Staff’s convenience, we have included each of the Staff’s comments in bold and provided GHQ’s response to each comment immediately thereafter.

Larry Spirgel	August 26, 2009	pg. 2

Preliminary Proxy Statement on Schedule 14A

General

1.
We note that your revised proxy statement now includes disclosure that you may negotiate forward purchase arrangements to provide for the purchase of common shares after the closing of the Iridium acquisition, and that you have negotiated warrant purchase agreements with certain of your warrant holders.  Please disclose management's business reasons for such transactions.  For example, clarify whether these forward purchase arrangements and warrant purchases are being done solely to ensure that the acquisition is approved.  Please explain why only certain warrant holders were offered the new terms for the warrants.  Please describe such arrangements in greater detail and clarify why this is not, in effect, a waiver of the voting requirement or the limitation on conversion and why it is consistent with the terms of the initial public offering as described in the initial public offering prospectus and the requirements of the company's charter.

Response

The business reasons for the warrant restructuring and the potential forward share purchase agreements are to (i) simplify the capital structure, reducing the magnitude of the potential dilution to stockholders and the potential for short selling and (ii) provide an efficient mechanism to permit likely longer term holders of the combined company stock to replace the existing short term-oriented holders.  We’ll discuss each in turn.

Warrant Repurchase and Restructuring:  As disclosed in the proxy statement, GHQ, in privately negotiated transactions, has entered into agreements with certain of its warrant holders to repurchase and/or restructure 26,817,833 warrants issued in its initial public offering (“IPO”) and to its founding stockholder, subject to the closing of the acquisition.  At the time of GHQ’s IPO, GHQ issued an equal number of shares of common stock and warrants to purchase shares of common stock.  While this is typical for a special purpose acquisition company (“SPAC”), this is a capital structure that would be highly unusual for a normal publicly traded operating company.  Each warrant issued in GHQ’s IPO entitles a holder to purchase one share of common stock at a price of $7.00 per share and becomes exercisable following the consummation of an initial business combination.  Prior to taking into account the warrant repurchases and restructurings, GHQ had issued warrants to purchase 44,130,327 shares of its common stock (net of warrants that its founding stockholder had agreed to forfeit upon closing of the acquisition).  GHQ has been advised by its capital markets advisors that this is an unusually large number of “in-the-money warrants” for a publicly traded company and that the “overhang” from this large number of warrants would create significant uncertainty for GHQ’s post-closing long-term stockholders, both as to magnitude of the substantial dilution that might result from the exercise of the warrants (and the timing thereof) and possible short selling by warrant holders.  Even with the warrant repurchases and restructuring, consummation of the acquisition will result in substantial dilution to GHQ’s stockholders as described in the proxy statement under “Risk Factors –

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 3

Risks Associated with the Proposed Acquisition – A substantial number of new shares of GHQ common stock will be issued in connection with the acquisition and related transactions and under a shelf registration statement on Form S-3 filed by GHQ with the SEC, which will result in substantial dilution of our current stockholders and could have an adverse effect on the market price of our shares”.  Please see page 56 of the proxy statement.

As a result, GHQ determined to approach a limited number of large warrant holders to see whether, in furtherance of the acquisition, they would agree to sell their warrants to GHQ.  Some of these warrant holders were willing to sell their warrants to GHQ, and some of these warrant holders were not willing to sell their warrants to GHQ but were willing to restructure their warrants on terms that were less advantageous to the warrant holders but that would decrease the near-term dilution to post-closing GHQ stockholders.  GHQ believes that these warrant holders were willing to agree to these repurchase/restructuring transactions because doing so would increase the likelihood of the consummation of the acquisition since the reduction in the number of warrants would improve the attractiveness of the transaction to GHQ stockholders, thus making it more likely that the acquisition would be approved and by extension making it more likely that their warrants would not expire worthless.  As described in the proxy statement, pursuant to the warrant agreements, GHQ has agreed to: (i) purchase 12,449,308 existing warrants for a price per warrant of $1.25,1 consisting of $0.25 in cash (or approximately $3.1 million) and $1.00 in common stock, and (ii) restructure 14,368,525 existing warrants to (A) increase the exercise price from $7.00 to the lesser of 115% of the price per share in the future offering and $11.50 per share,2 (B) extend the expiration date an additional two years to February 14, 2015 and (iii) increase the price of GHQ common stock at which GHQ can redeem the restructured warrants to $18.00.  See, e.g., “Summary of Proxy Statement – Post-Closing Transactions” on page 21 of the proxy statement.  As a result of the warrant repurchases and the separate agreement with Banc of America Securities LLC described in the proxy statement, pursuant to which GHQ will purchase 3,655,500 warrants from Banc of America Securities LLC or its affiliate for approximately $1.8 million, or $0.50 per warrant, the number of outstanding warrants will be reduced by 16,104,808 and as a result of the warrant restructurings, an additional 14,368,525 warrants will have an “out-of-the-money” strike price.  GHQ believes that the warrant repurchases and restructurings are beneficial to GHQ’s stockholders and reduce significantly the uncertainty with respect to the magnitude of the potential dilution to GHQ stockholders and possible short selling in connection with and following consummation of the acquisition.

The proxy statement has been revised in response to the Staff’s comment with respect to the warrant purchase agreements.  Please see pages 21, 73 and 183 of the proxy statement.

1 We note that as of the close of business on August 24, 2009, the price per warrant listed and traded on the NYSE Alternext US LLC was $2.88.

2 We note that these warrants would no longer be “in-the-money” as a result of the restructuring based on the closing price of GHQ common stock listed and traded on the NYSE Alternext US LLC on August 24, 2009 of $9.98.

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 4

Forward Purchases of Shares:  Due to the fact that GHQ is a SPAC, the investors who purchased securities in GHQ’s IPO were hedge funds and other institutional investors with certain types of investment strategies focused on relatively short-term, fixed income like returns.  They invested in GHQ not because of the underlying attractiveness of an operating business and the potential of an equity-like return, but simply on the basis of mathematical calculations as to the yield on their investment should the SPAC fail to find a suitable target for a business combination within the relevant time period.  Prior to approval of an initial business combination, GHQ is an investment-seeking company with a fixed life and fixed return on liquidation if no qualifying business combination is approved prior to February 14, 2010.  During this time, GHQ has no operating business and the shares of GHQ common stock are backed solely by a trust fund invested in government-backed, fixed income securities.  The acquisition of Iridium Holdings LLC (“Iridium”) would be a fundamental change in GHQ and the nature of GHQ’s business.  Upon consummation of the acquisition, GHQ would become an operating company, engaged in the satellite telecommunications industry, and shares of GHQ common stock will no longer represent a share of the trust fund.  Investors who would typically invest in an operating company like Iridium are a very different type of investor than the type of investor who invests in a SPAC prior to a qualifying business combination.  Investors likely to buy securities in an operating company like Iridium would typically be long-term investors who are interested in the underlying business and growth prospects of the company, are interested in and understand the industry in which the company operates and seek returns that are in excess of the fixed income returns sought by typical SPAC investors.  In short, following the closing, Iridium will represent a very different calculus in terms of potential risk and reward than a SPAC does prior to a business combination.

GHQ believes that in order to ensure a stable long-term stockholder base, and the continued success and growth of the company following the acquisition of Iridium, it will be necessary to migrate its stockholder base from short-term SPAC investors to long-term operating company investors with an appetite for the new risk/reward profile.  Usually, the process of migrating a company’s stockholder base would occur over a relatively lengthy period of time as a company transitions from one stage of its life cycle to another, but due to the fact that GHQ will change from a SPAC to an operating company virtually overnight immediately following the closing of the acquisition of Iridium, GHQ believes this process will necessarily need to be accelerated.  Additionally, recent trading volumes of shares of GHQ common stock are limited, implying that this process would likely be difficult to achieve through normal exchange or market trading and would place significant selling pressure on GHQ’s common stock as short-term holders seek to exit their investment and where long-term interested buyers would be reluctant to place market orders without knowing whether they would be able to purchase the desired number of GHQ shares or indeed without knowing that the acquisition would be consummated.  To help achieve the goal of accelerating this transition in a more orderly manner, GHQ plans to enter into forward purchase agreements with a limited number of its larger short-term SPAC investors, in privately negotiated transactions and subject to the consummation of the acquisition, and

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 5

separately issue new GHQ shares in an underwritten public offering (which would include road shows and other customary selling and book-building efforts) to long-term investors interested in the underlying business and growth prospects of Iridium, subject to the consummation of the acquisition.  GHQ believes the forward purchases and public offering will accomplish this goal in an orderly manner.  GHQ has not yet reached agreement with any existing stockholders on the terms of any potential forward purchase.  However, to the extent a stockholder may be willing to enter into a forward purchase agreement, GHQ believes the price per share would need to be at least as much as what he expected to receive if he exercised his conversion right or upon a liquidation, taking into account the time value of money, or assuming sufficient market liquidity what he could receive if he were to sell in the open market.  There is also a risk for short-term SPAC investors in hoping to rely on voting “no” and seeking to convert their GHQ shares into cash following consummation of the acquisition because if too many of the existing stockholders vote “no” and the acquisition is not approved they may have to wait until liquidation to receive cash for their shares.  This timing difference (and the time value of money associated therewith), we understand, is important to the current SPAC investors.

GHQ believes that neither the warrant repurchases or restructurings nor the forward purchases are, in effect, a waiver of the voting requirement or the limitation on conversion or inconsistent with the terms of GHQ’s IPO.  GHQ stockholders who do not want to support the acquisition of Iridium will retain their right to vote against the acquisition and to convert their shares into cash out of the trust account.  Such right will not be revoked or diminished by the foregoing transactions.  Regardless of the execution of any of the foregoing transactions, economically, each stockholder voting against the acquisition and electing to convert its shares into cash, would be in a similar position whether the acquisition is consummated or GHQ liquidates in accordance with the provisions set forth in its amended and restated certificate of incorporation.

The proxy statement has been revised in response to the Staff’s comment with respect to the forward purchase of shares.  Please see pages 22 and 73 of the proxy statement and a new risk factor “Risks Associated with the Proposed Acquisition –We may enter into agreements to repurchase shares of common stock from a limited number of our stockholders and the purchase price paid may be higher than what other stockholders could receive either by voting against the acquisition and exercising conversion rights or selling their shares in the market” on page 61 of the proxy statement.

2.
We note that the forward purchase agreements, merger and public offering will occur in relative proximity to one another.  In light of possible issuer purchases of securities (forward purchase agreements) occurring during an issuer distribution of securities (issuance of shares in the merger or the public offering), tell us how you will structure the transactions to comply with the restrictions of Regulation M.

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 6

Response

The acquisition of Iridium is an acquisition of a privately-held company where the stockholders have signed the transaction agreement and there is no solicitation of proxies from target stockholders.  The restricted period for this distribution ended at the time the transaction agreement was executed (i.e., September 22, 2008) and there is no separate valuation period.  See Staff Legal Bulletin No. 9, Frequently Asked Questions About Regulation M.  The restricted period for the distribution of shares in the public offering will commence five business days prior to the pricing of the public offering and forward purchase agreements will only be entered into prior to the commencement of the public offering restricted period.

3. Pro Forma Adjustments and Assumptions

3.
We note your response to prior comment 1 in our letter dated June 11, 2009.  In the absence of a settlement regarding the change of control provisions in the Motorola arrangement, we believe that the present terms contained in the agreement should be reflected in your pro forma financial statements.  If such contractual provisions are consistent with what Motorola has subsequently requested, then such amounts should be reflected.  Please revise.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see page 37 of the proxy statement.  Please note that the adjustments made to the unaudited pro forma condensed combined financial statements are solely based on Motorola’s proposal.  Please also note that the consideration proposed by Motorola is NOT the change of control payment provided by the agreements.  In order to make an adjustment, the amount proposed by Motorola was used because management is not able to make an estimate on the probability and/or the amounts of any resolution (given that the intent of the provision is unclear and that discussions between the parties are on-going).

Proposal 1 – Approval of the Acquisition, page 66

4.
We note your response to prior 3 in our letter dated June 11, 2009.  We also note your Current Report on Form 8-K filed July 23, 2009 in which you disclose that you intend to offer shares of common stock pursuant to your shelf registration statement.  Please revise your disclosure to clearly describe your common stock offering under your shelf registration statement in the relevant portions of the preliminary proxy statement.

Response

The proxy statement has been revised in response to the Staff’s comment.  Please see pages 22, 73, 124 and 125 of the proxy statement.

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 7

Financial Statements – Iridium Holdings LLC

Report of Independent Auditors, page F-33

5.	Please revise to provide the name, address and signature of your independent auditors.

Response

The independent auditors’ report has been revised to include the name, address, and signature of Iridium’s independent auditors.  Please see page F-33 of the proxy statement.

6.
Please have your auditors’ add a date to the report to reflect the date of their audit of the changes in Note 2 – Reclassifications on page F-40.  Further, have your auditors tell us their consideration of the guidance in SFAS 154 and how they have concluded that the financial statements should not be presented as a restatement.  Please revise the consent that was provided with Form S-3 Amendment No. 1.

Response

Iridium concluded the reclassifications are corrections of errors which required financial statement restatement pursuant to SFAS 154.  Iridium’s auditors concurred with its conclusion.  Accordingly, the financial statements have been restated as described in Note 2 – Correction of Errors.  Iridium’s auditors have revised their report to include the date of the completion of their audit procedures related to Note 2 and a reference to Note 2.  The consent that was provided with the Form S-3 Amendment No. 1 has also been revised to refer to the dual-dated audit opinion.

Notes to the Audited Consolidated Financial Statements

2. Significant Accounting Policies and Basis of Presentation

Reclassifications, page F-40

7.
Tell us why these “reclassifications” are not corrections of errors and why the financial statements have not been labeled as restated.  We further note the revisions to your consolidated balance sheet at December 31, 2008 which also appear to be a restatement.  Please provide the disclosures required by SFAS 154, label your financials as restated and have your auditors refer to the restatement in their report.

Response

As previously noted in the response to comment number six, Iridium concluded the reclassifications described in Note 2 are corrections of errors which required financial statement restatement.  Iridium and its auditors concluded that the error corrections arose from an oversight and misuse of existing facts, rather than the misapplication of an

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 8

accounting principle.  Ernst & Young LLP has included a reference to the restatement in their report at your request; however, they respectfully disagree that such a reference is required and they believe their report without this additional language did conform with AU Section 420.16, which states that “Correction of an error in previously issued financial statements resulting from mathematical mistakes, oversight, or misuse of facts that existed at the time the financial statements were originally prepared does not involve the consistency standard if no element of accounting principles or their application is included.  Accordingly, the independent auditor need not recognize the correction in his report.”

The appropriate financial statements have been labeled “as restated.”  Note 2 also was revised to describe the reclassification made to the December 31, 2008 consolidated balance sheet.

Davis Polk & Wardwell LLP

Larry Spirgel	August 26, 2009	pg. 9

Please do not hesitate to contact the undersigned at (212) 450-4597 or Leonard Kreynin at (212) 450-4937 should you wish to discuss the foregoing or this filing.

Very truly yours,

/s/ John K. Knight
John K. Knight
Davis Polk & Wardwell LLP

cc:                Scott L. Bok, GHL Acquisition Corp.

Davis Polk & Wardwell LLP